82-864

REG TECHNOLOGIES, INC.



02028854

April 18th, 2002

Securities Exchange Commission
500 North Capitol St.,
Washington, D.C.
20549

Re: Reg Technologies Inc. - File No. 82-864

Dear Sirs:

Please find enclosed an insider report for Susanne Robertson of Reg Technologies,
Inc. dated April 18th, 2002.

If you have any questions or require further information please contact me at your
convenience.

Yours truly,

Jennifer Lorette
Insider Reports

jhl
Enclosure

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

REG TECHNOLOGIES, INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER

4	

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☒ NO

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER

DD	MM	YY
10	04	02

DD	MM	YY

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME
ROBERTSON

GIVEN NAMES
SUSANNE

NO.	STREET	APT
3011	VIKING WAY	120

CITY
RICHMOND

PROV
BRITISH COLUMBIA

POSTAL CODE
V6V 1W1

BUSINESS TELEPHONE NUMBER
604 - 278 - 5996 EXT

BUSINESS FAX NUMBER
604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA
☒ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUÉBEC
☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

TRANSACTIONS

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	338,975	04	12	02	10	500		$0.12	☐	339,475	1	
									☐			
									☐			
									☐			
OPTION	250,000								☐	250,000	1	
COMMON	1,055,471								☐	1,055,471	2	SMR INVESTMENTS
									☐			

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

OSC 55-102F6 Rev. 2002 / 2 / 8   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

RECEIVED
APR 30 2002
PROCESSING

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)
SUSANNE ROBERTSON

SIGNATURE

DATE OF THIS REPORT

DD	MM	YY
18	04	02